                                    FORM F-N

A.   Name of issuer or person filing ("Filer"):  HDFC Bank Limited
                                                 -----------------

B.   This is (select one):

          [x] an original filing for the Filer

          [ ] an amended filing for the Filer

C.   Identify the filing in conjunction with which this Form is being filed:

     Name of registrant:                HDFC Bank Limited
                                        -----------------

     Form type:                         Form F-3
                                        --------

     File Number (if known):            333-121096

     Filed by:                          HDFC Bank Limited
                                        -----------------

     Date Filed (if filed concurrently, so indicate)  December 8, 2004

D.   The Filer is incorporated or organized under the laws of India
                                                              -----

     and has its principal place of business at:

          HDFC Bank House
          ---------------
          Senapati Bapat Marg
          -------------------
          Lower Parel, Mumbai 400 013 India
          ---------------------------------
          (91 22) 5652-1000
          -----------------

     E.   The Filer designates and appoints Depositary Management Corporation
                                            ---------------------------------
("Agent") located at 570 Lexington Avenue, 44th Floor, New York, NY, 10022,
                     ------------------------------------------------------
telephone number 212-319-7600, as the agent of the Filer upon whom may be served
-----------------------------
any process; pleadings, subpoenas, or other papers in:

          (a) any investigation or administrative proceeding conducted by the Commission, and

          (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on December 8, 2004 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

     F. Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer's last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

     G. Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

     City of Mumbai, Country of India
             ------             -----
     this 8th day of December 2004 A.D.

     Filer:  HDFC Bank Limited
             -----------------

     By: /s/ Aditya Puri
         -----------------------------------------
     Name:  Aditya Puri
     Title: Managing Director

     This statement has been signed by the following persons in the capacities and on the dates indicated.



                                            Depositary Management Corporation,



                                            By: /s/ George Boychuk
                                                --------------------------------
                                            Name:  George Boychuk
                                            Title: Managing Director

                                POWER OF ATTORNEY

     KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Aditya Puri and Vinod G. Yennemadi, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign this Registration Statement and any and all amendments thereto (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   SIGNATURE                                    TITLE                                  DATE
                   ---------                                    -----                                  ----
              /s/ Jagdish Capoor
                                                  Chairman                                       November 30, 2004
--------------------------------------------
                 Jagdish Capoor



                /s/ Aditya Puri                   Managing

                                                  Director                                        December 4, 2004
--------------------------------------------      (Chief Executive Officer)
                  Aditya Puri



             /s/ Vinod G. Yennemadi               Chief Financial and

                                                  Accounting                                      December 4, 2004
--------------------------------------------      Officer
               Vinod G. Yennemadi



                  /s/ Anil Ahuja                  Non-executive Director                         November 30, 2004
--------------------------------------------
                   Anil Ahuja



                /s/ V.R. Gadwal                   Non-executive
                                                  Director                                        December 3, 2004
--------------------------------------------
                  V.R. Gadwal



                /s/ Vineet Jain                   Non-executive
                                                  Director                                        December 7, 2004
--------------------------------------------
                  Vineet Jain



                /s/ K.M. Mistry                   Non-executive Director                         November 30, 2004
--------------------------------------------
                  K.M. Mistry



                /s/ Renu Karnad                   Non-executive Director                          December 8, 2004
--------------------------------------------
                  Renu Karnad



                /s/ Arvind Pande                  Non-executive Director                         November 30, 2004
--------------------------------------------
                  Arvind Pande



                /s/ Bobby Parikh                  Non-executive Director                         November 30, 2004
--------------------------------------------
                  Bobby Parikh



                /s/ Ranjan Kapur                  Non-executive Director                          December 3, 2004
--------------------------------------------
                  Ranjan Kapur



                                                  Non-executive Director                         ___________, 2004
--------------------------------------------
                 Ashim Samanta

CERTIFIED COPY OF THE RESOLUTION PASSED AT THE MEETING OF THE BOARD OF DIRECTORS OF HDFC BANK LIMITED HELD ON 21ST OCTOBER, 2004

--------------------------------------------------------------------------------

"RESOLVED THAT in accordance with the consent of the shareholders of the Bank in terms of Section 81 of the Companies Act, 1956 (including any amendment(s) thereto or modification(s) or re-enactment(s) thereof) and pursuant to the Memorandum and Articles of Association of the Bank and in accordance with the regulations/guidelines, if any, issued by the Securities and Exchange Board of India (SERI), the Reserve Bank of India (RBI) and all other relevant authorities from time to time, to the extent applicable and in accordance with such approval, consents, permissions and sanctions of the Government of India, SERI, RBI and all other relevant authorities, institutions and bodies and in accordance with such conditions and modifications as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, consent of the Board be and is hereby granted to offer, issue and allot in the course of international offering(s) in one or more tranches to Foreign Investors, Foreign Institutional Investors, Non-resident Indians, Corporate Bodies, Trusts, Mutual Funds, Banks, Insurance Companies, Pension Funds, Individuals and/or Trustees and/or Stabilisation Agents or otherwise, whether shareholders of the Bank or not, through a public issue and / or a private placement basis, equity securities in the form of American Depositary Shares representing equity shares of the Bank to be listed on the New York Stock Exchange, through prospectus and/or offer letter and/or circular basis such that the total amount raised through the aforesaid equity shares should not exceed US $ 300 million, including a right to the Board of Directors to retain for additional allotment such amount of the subscription not exceeding 15% of the amount of the initial offer of each tranche at the discretion of the Bank, at such price or prices, in such manner and where necessary in consultation with the Lead Managers and/or Underwriters and/or Stabilisation Agents and/or other Advisors or otherwise, on such terms and conditions as the Bank, may, in its absolute discretion decide at the time of issue of securities.

RESOLVED FURTHER THAT Mr. Aditya Puri, Managing Director, Mr. Vinod Yennemadi, Country Head - Finance, Legal & Administration and Mr. Paresh Sukthankar, Head-Credit & Market Risk, be and are hereby severally authorised to finalise all the terms relating to the proposed issue of ADSs, including amendments or modifications thereto as may be considered necessary by them.

RESOLVED FURTHER THAT Mr. Aditya Puri, Managing Director, Mr. Vinod Yennemadi, Country Head - Finance, Legal & Administration and Mr. Paresh Sukthankar, Head-Credit & Market Risk be and are hereby severally authorised to appoint or engage any agency/ies whether in India or abroad, decide, amend or modify the terms of appointment of all the agencies appointed or to be appointed hereafter, including payment of fees, commission, out of pocket expenses and other charges, in accordance with requisite approvals of RBI and to renew or terminate the appointments so made, as they may in their absolute discretion think fit.

RESOLVED FURTHER THAT the preliminary as well as the final prospectus/offering circular/registration statement for the aforesaid issue be finalised, approved and signed singly by Mr. Aditya Puri, Managing Director, Mr. Vinod Yennemadi, Country Head - Finance, Legal & Administration and Mr. Paresh Sukthankar, Head-Credit & Market Risk of the Bank with the authority to amend, vary, modify the same as may be considered desirable or expedient and for the purpose aforesaid to give such declarations, affidavits, certificates, consents authorities as may be required from time to time.

RESOLVED FURTHER THAT Mr. Aditya Puri, Managing Director, Mr. Vinod Yennemadi, Country Head - Finance, Legal & Administration and Mr. Paresh Sukthankar, Head-Credit & Market Risk of the Bank be and are hereby severally authorised to finalise the allotment in respect of the subscriptions in consultation with the Lead Managers to the Issue, accept the proceeds of the issue and to do all such acts, deeds and things as may be necessary or thought fit by them in this regard.

RESOLVED FURTHER THAT Mr. Aditya Puri, Managing Director, Mr. Vinod Yennemadi, Country Head - Finance, Legal & Administration and Mr. Paresh Sukthankar, Head-Credit & Market Risk be and are hereby severally authorised to sign, execute and issue Share Certificates, American Depository receipts, letters of allotment, listing application, various agreements (including but not limited to subscription agreement, depositary agreement, undertakings, deeds, powers of attorney, declarations and all other documents) and to do all such things, deeds and acts and to comply with all the formalities as may be required in connection with and incidental to the aforesaid issue including for the post issue formalities.

RESOLVED FURTHER THAT the Bank do open one or more Bank accounts in the name of the Bank in India and/or in such foreign countries with such Bank or Banks at such other places as may be decided severally by Mr. Aditya Puri, Managing Director, Mr. Vinod Yennemadi, Country Head - Finance, Legal & Administration and Mr. Paresh Sukthankar, Head- Credit & Market Risk of the Bank, in accordance with requisite approvals from Reserve Bank of India and other overseas regulatory authorities, if any, and that Mr. Aditya Puri, Managing Director, Mr. Vinod Yennemadi, Country Head - Finance, Legal & Administration and Mr. Paresh Sukthankar, Head- Credit & Market Risk be and are hereby severally authorised to sign and execute the application form and other documents required for opening the account, to operate the said account and to give such instructions including closure thereof as may be required and deemed appropriate by these signatories and that the said Bank/s be and is / are hereby authorised to honour all cheques and other negotiable instruments drawn, accepted or endorsed and instructions given by any one of the aforesaid signatories on behalf of the Bank.

RESOLVED FURTHER THAT pursuant to the Articles of Association of the Bank read with Section 50 of the Companies Act, 1956 an official seal, a facsimile of the common seal of the Bank be affixed, if required, in any agreement(s), documents or papers executed outside India in lieu of Common Seal and the same be affixed in the presence of Mr. Aditya Puri, Managing Director, Mr. Vinod Yennemadi, Country Head - Finance, Legal & Administration or Mr. Paresh Sukthankar, Head-Credit & Market Risk, who do sign the same and such authority be given under the common seal of the Bank.

RESOLVED FURTHER THAT for the purpose of allotment of the underlying shares and approving certain acts and/or transactions which are required to be done by the Board of Directors or its Committee only at its meeting held pursuant to the provisions of the Companies Act, 1956 the Share-Investors Grievance Committee of the Bank be and is hereby authorised to do all such acts in connection with the said offering of securities.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution Mr. Aditya Puri, Mr. Vinod Yennemadi, Country Head - Finance, Legal & Administration and Mr. Paresh Sukthankar, Head- Credit & Market Risk be and are hereby severally authorised to obtain the necessary approvals/permissions from any authority/(ies) and make, sign or deliver necessary applications, filings, deeds, documents, writings, etc., and to receive/collect any approvals from such authorities.

RESOLVED FURTHER THAT for the purpose of giving effect to any creation, issue, offer or allotment of equity shares or securities or instruments representing the same, as described above, the Managing Director be and is hereby authorised, on behalf of the Bank, to do all such acts, deeds, matters and things as he may, in his absolute discretion, deem necessary or desirable for such purpose, including without limitation, the entering into arrangements for managing, underwriting, marketing, listing, trading , acting as depository, custodian, registrar, paying and conversion agent, trustee and sign all deeds, documents and writings and to pay any fees, commissions, remuneration and expenses relating thereto.

RESOLVED FURTHER THAT the Managing Director be and is hereby authorised to delegate all or any of the powers herein conferred to any one or more executives of the Bank."

Certified by
For HDFC Bank Limited

/s/ Sanjay Dongre

Sanjay Dongre
Vice-President (Legal) &
Company Secretary

6th December, 2004